EDAP TMS S.A. Confirms its Listing on the

United States NASDAQ National Market System

Vaulx-en-Velin, France, April 2, 2002 EDAP TMS S.A. (NASDAQ and NASDAQ Europe: EDAP) a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases today reiterates its continued listing on the U.S. NASDAQ National Market System. The Company reassures its shareholders that it remains committed to increasing its visibility and the value of its share price on the U.S. NASDAQ National Market System.

EDAP TMS S.A., is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission